

December 10, 2012

<u>Via E-mail</u>
Mr. Michael J. Kershaw
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342-1093

      Re: **Tutor Perini Corporation**
               Form 10-K for the fiscal year ended December 31, 2011
               Filed March 2, 2012
               File No. 1-6314

Dear Mr. Kershaw:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ John Cash

                      John Cash
                      Accounting Branch Chief